June 29, 2010

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Mail Stop 3561

Washington, DC 20549

Attn: John Dana Brown

Re:

BMW Auto Leasing LLC

Financial Services Vehicle Trust

Registration Statement on Form S-3/A

Filed June 2, 2010

File No. 333-166296

Dear Mr. Brown:

On June 2, 2010 (the “Submission Date”), our client, BMW Auto Leasing LLC (the “Company”) delivered to your department of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Registration Statement on Form S-3/A, including a revised representative form of prospectus supplement for use in offering a series of asset-backed notes (the “Prospectus Supplement”), a revised base prospectus (the “Base Prospectus,” and together with the Prospectus Supplement, the “Prospectus”) and certain exhibits (the “Exhibits,” and together with the Prospectus, the “Documents”).  On June 16, 2010, we received a letter containing your comments (the “Comments”) to the Documents.  Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to the Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented and the text of each Comment is presented in bold italics before each Response.  Some Responses include references to page numbers within the Documents; all page references in this letter are to the marked versions of the Documents, provided to you herewith, showing changes made since the versions submitted on the Submission Date.

BMW Auto Leasing LLC

June 29, 2010

Prospectus Supplement
Cover Page

1.

Comment: We note your response to our prior comment nine; however, it did not appear that the cross-reference to the risk factors section was in bold styling.  Please revise or advise.

Response:  We have modified the cross-reference to the risk factors section on the cover of the Prospectus Supplement to appear in bold styling.  We note that because the change is a formatting change, it does not appear in the blacklined version.  Therefore, we have included a clean version of the draft filed for your reference.  Please see the cover page to the Prospectus Supplement.

Summary of Terms, page S-4
Revolving Period, page S-12

2.

Comment: We note your response to our prior comment 11.  Please revise to indicate when the revolving period will begin.  Please also similarly revise the disclosure on page S-51.  Refer to item 1103(a)(5)(i) and 1111(g)(1) of Regulation AB.

Response:  We have revised the Prospectus Supplement to include language indicating when the revolving period will begin.  Please see pages S-12 and S-53 of the Prospectus Supplement.

Credit Enhancement, page S-14

3.

Comment: We note your response to our prior comment 13.  Please revise this section to include the information provided in the third and fourth sentences of your response to that comment.

Response:  We have revised the section of the Prospectus Supplement captioned “Summary of Terms--Credit Enhancement” to include information provided in the third sentence of our response to the prior comment 13. Please see pages S-14 and S-57 of the Prospectus Supplement.  In addition, please note that the information provided in the fourth sentence of our response to the prior comment 13 is currently included on the above referenced pages, immediately following the added language referenced in the preceding sentence.

The Sponsor, Administrator and Servicer, page S-30
Securitization Experience, page S-30

4.

Comment: We note your response to our prior comment 14.  Please revise the first paragraph of this section to disclose whether any private offerings has defaulted, experienced any trigger events or failed to pay principal in full at maturity and whether BMW FS has defaulted in its payment obligations under its ABS private offerings.

Response:  We have revised the section of the Prospectus Supplement captioned “The Sponsor, Administrator and Servicer--Securitization Experience” to state that none of BMW FS’ term securitization offerings has defaulted, experienced any trigger events or failed to pay principal in full at maturity and that BMW FS has not defaulted in its payment obligations under its term securitization offerings.  Please see page S-30 of the Prospectus Supplement.

5.

Comment: We note your response to our prior comment 15 and reissue our comment.  Please revise this section to include a discussion of the sponsor’s experience in and overall procedures for originating or acquiring and securitizing assets of the type included in the current transaction.  Refer to Item 1104(c) of Regulation AB.

Response:  We have revised the section of the Prospectus Supplement captioned “The Sponsor, Administrator and Servicer--Securitization Experience” to include a cross reference to the sections captioned “BMW FS’ Lease Financing Program” and “The Leases” in the Base Prospectus.  Please see page S-31 of the Prospectus Supplement.  The section captioned “BMW FS’ Lease Financing Program” and, specifically, the subsection therein captioned “Underwriting” describes the application and approval process utilized or required by BMW FS for the leases it originates or acquires, including the types of information required in an application, the credit buyer’s review process, considerations used in the approval process and internal credit scoring.  The section captioned “The Leases” describes the selection criteria utilized for securitized leases (including, but not limited to, state of origination and type of vehicle) and the representations and warranties made by the servicer with respect to the leases included in the SUBI related to an issuing entity, together with the remedies for breaches of such representations and warranties.  In addition, in the Base Prospectus, in the section captioned “The Sponsor, Administrator and Servicer—Securitization Experience,” the following statement is included: “BMW FS engages one of the selected underwriters of the related securities to assist in structuring the transaction based on the forecasted cash flows of the pool and to determine class sizes and average lives based on current market conditions.”

In addition, we have revised the section of the Prospectus Supplement captioned “The Sponsor, Administrator and Servicer--Securitization Experience” to state when the sponsor began originating or acquiring assets to address the comment regarding the sponsor’s experience in originating or acquiring assets of the type included in the current transaction.  Please see page S-30 of the Prospectus Supplement.

6.

Comment: We note your response to our prior comment 16 and we reissue in part.  Please revise to provide information regarding the size and composition of BMW FS’ portfolio of assets of the type to be securitized and the composition of BMW FS’ portfolio of serviced assets of the type included in the current transaction.  Additionally, please revise the first sentence of the last paragraph of the Servicing section on page S-31 to clarify that the tables show BMW FS’ servicing experience for its entire portfolio of motor lease vehicles or please advise.

Response:  We have revised the section of the Prospectus Supplement captioned “The Sponsor, Administrator and Servicer--Securitization Experience” to include bracketed language indicating that, to the extent material, information will be included in a Prospectus Supplement regarding the size and composition of BMW FS’ portfolio of assets of the type to be securitized.  Please see page S-30 of the Prospectus Supplement.

In addition, we have revised the section of the Prospectus Supplement captioned “The Sponsor, Administrator and Servicer--Servicing” to include bracketed language indicating that, to the extent material, information will be included in a Prospectus Supplement regarding the composition of BMW FS’ portfolio of serviced assets of the type to be securitized.

In addition, we have revised the first sentence of the last paragraph of the section of the Prospectus Supplement captioned “The Sponsor, Administrator and Servicer--Servicing” to clarify that the tables show BMW FS’ servicing experience for its entire portfolio of motor lease vehicles.  Please see page S-31 of the Prospectus Supplement.

Description of the Transaction Documents, page S-57
Extensions and Pull-Ahead Program, page S-62

7.

Comment: We note your response to our prior comment 19.  Please advise as to how your response is consistent with the disclosure in this section.  We note for example that the servicer may extend the term of a specified lease, and will be required to repurchase that lease from the pool if the extension exceeds six months.

Response:  We hereby confirm, on behalf of the Company, that no leases which have been modified will be included in the asset pool as of the closing date for the related securitization.  However, the disclosure in this section allows for modifications to the leases in an asset pool after the closing date for the related securitization, subject to the limitations set forth therein.

Material Income Tax Consequences, page S-66

8.

Comment: We note your response to our prior comment 20.  Please revise this section to reflect that the discussion represents counsel’s opinion.  Please also similarly revise the “Material Income Tax Consequences” section in the prospectus.

Response:  We have revised the section of the Prospectus Supplement captioned “Material Income Tax Consequences” to clarify that the discussion represents counsel’s opinion.  The statement that this discussion represented counsel’s opinion was previously  in the second line of the first section of the “Material Income Tax Consequences” section in the Prospectus Supplement.  Please see page S-68 of the Prospectus Supplement.  We have also revised the of the Base Prospectus captioned “Material Income Tax Consequences” to reflect that the discussion represents counsel’s opinion.  Please see page 79 of the Base Prospectus.

Prospectus

BMW FS’ Lease Financing Program, page 29
Servicing, page 30

9.

Comment: We note your response to our prior comments 22 and 27.  Please advise as to whether any leases are charged-off later than when they become 180 + days delinquent.

Response:  We hereby confirm, on behalf of the Company, that leases are charged off when they become 150 days delinquent, except when the Company is prohibited by law to charge-off such leases when the lessor is the subject of bankruptcy proceedings.  The number of leases that are 150+ days delinquent because they were not charged off generally represent not more than 0.02% of the total retail lease contracts held by BMW FS.  These leases generally are charged-off at an average of 190 days past due.  The Company does not believe that providing a breakdown in 30 day increments after a lease is 150 days delinquent would be useful to noteholders.

Use of Proceeds, page 34

10.

Comment: We note your response to our prior comment 28.  Please revise your disclosure to state that if such expenses are paid to the sponsor, servicer, depositor, issuing entity, originator, underwriter or any affiliate of the foregoing, you will separately identify the type and amount of expenses paid to each such party.  Refer to Item 1107(j) of Regulation AB.

Response:  We have revised the section of the Base Prospectus captioned “Use of Proceeds” to clarify that the Company will separately identify the type and amount of expenses paid to each such party.  Please see page 34 of the Base Prospectus.

The Notes, page 37
Principal and Interest on the Notes, page 38

11.

Comment: We note your response to our prior comment 29.  Please revise the last sentence of the first paragraph of this section to clarify that a series of notes is not redeemable at the discretion of the issuer or the holder of the security.

Response:  We have revised the section of the Base Prospectus captioned “The Notes--Principal and Interest on the Notes” to clarify that a series of notes is not redeemable at the discretion of the issuer or the holder of the security.  Please see page 38 of the Base Prospectus.

Part II

Exhibit 5.1

12.

Comment: Please revise the first sentence of the second paragraph to clarify that you have only relied upon corporate records, documents, agreements or other instruments for matters of fact only or please advise.

Response:  We have revised the first sentence of the second paragraph of Exhibit 5.1 to clarify that we have only relied upon corporate records, documents, agreements or other instruments for matters of fact only.  Please see the revised Exhibit 5.1

13.

Comment: Please revise the second sentence of the second paragraph to delete the phrase “without independent inquiry.” Counsel should investigate or verify any factual matters relevant to the rendering of its opinion as purchasers of the notes are not in a position to perform such an investigation or verification.

Response:  We have revised the second sentence of the second paragraph of Exhibit 5.1 to delete the phrase “without independent inquiry.”  Please see the revised Exhibit 5.1.

14.

Comment: Please revise the third sentence of the second paragraph to clarify what matters you have relied upon in the registration statement, prospectus and form of prospectus supplement or please advise.

Response:  We have revised the third sentence of the second paragraph of Exhibit 5.1 to clarify that we have not relied upon the registration statement, prospectus and form of prospectus supplement.  Please see the revised Exhibit 5.1.

15.

Comment: Please revise the third to last paragraph of the opinion to include the laws of the State of Delaware as the issuing entity will be a Delaware statutory trust or please advise.

Response:  We believe that, at the time of this filing, the opinion does not need to include the laws of the State of Delaware.  The opinion only states that the Notes, when duly authorized and issued, will be enforceable under the related indenture.  Since each indenture is governed by New York law, the enforceability opinion is a New York law opinion.  Since each trust is a Delaware statutory trust, the authorization opinion is a Delaware law opinion.  At the time that this shelf opinion is being delivered, no trusts that will issue these notes have been formed and no authorization actions have yet been taken, so there are no actions taken under Delaware law on which to opine.  At the time of a shelf take-down, the Company will cause Delaware counsel to provide and file an authorization opinion under Delaware law.

16.

Comment: Please revise the penultimate paragraph to state that the notes will be binding obligations of the issuing entity.  Refer to Item 601(b)(5) of Regulation S-K.

Response:  We have revised the penultimate paragraph of Exhibit 5.1 to state that the notes will be binding obligations of the issuing entity.  Please see the revised Exhibit 5.1.

17.

Comment: Please provide a signed opinion with the next filing of the registration statement.

Response:  We have included a signed opinion with this filing of the registration statement.

* * * * *

If you have any further questions or comments please contact me at 212-705-7400 or Matthew P. Joseph at 212-705-7333.

Regards,

/s/ Reed D. Auerbach
Reed D. Auerbach

cc:

Martin Stremplat

BMW Financial Services NA, LLC